FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the month of May 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)

                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                              Form 20-F  X       Form 40-F
                                        ---                ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                     also thereby furnishing the information
                  to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)


                               Yes       No   X
                                   -----    -----


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                      Extraordinary Meeting of Shareholders

Luxembourg, 15 May, 2002 - Gemplus International S.A. (Euronext: Sicovam 5768 and NASDAQ:GEMP) held an extraordinary shareholders' meeting today in Luxembourg. The purpose was to ratify the decisions of the annual general meeting held on 17th April, 2002 to increase the number of board members to thirteen and to appoint David Bonderman, Founding Partner of Texas Pacific Group, as a board member for a two year period, to end at the annual general meeting deciding on the 2003 accounts.

Both resolutions were approved by a very large majority.

Enquiries:

Gemplus: Flavie Gil Tel.: +33 4 42 36 56 83 Mobile: +33 (0) 6 80 12 91 30 Email:
flavie.gil@gemplus.com

Investor Relations: Anne Guimard (Fineo) Tel.: +33 1 45 72 20 96 Email: guimard@fineo.com

Citigate Dewe Rogerson: Tel.: +44 (0) 207 638 9571 Anthony Carlisle Mobile:
+44 (0) 797 361 1888 Email: anthony.carlisle@citigatedr.co.uk

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 17, 2002

                                               GEMPLUS INTERNATIONAL S.A.


                                               By: /s/ Stephen Juge
                                                   -----------------------------
                                               Name:  Stephen Juge
                                               Title: Executive Vice President
                                                      and General Counsel